Exhibit 99.3

VAALCO Energy, Inc.

Transcript of Podcast

Monday, August 8, 2022

CORPORATE PARTICIPANTS

George W.M. Maxwell – Chief Executive Officer

Ronald Y. Bain – Chief Financial Officer

Al Petrie - Investor Relations

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

PRESENTATION

Al Petrie:

Good morning and welcome to today’s discussion with George Maxwell, our Chief Executive Officer, and Ron Bain, our Chief Financial Officer, to review an updated and supplemental presentation regarding VAALCO Energy and TransGlobe Energy’s strategic business combination.

I’d like to point out that we posted an updated presentation deck on our website this morning that has additional information related to the transaction that we will be referencing throughout the discussion.

With that, let me proceed with our Forward-Looking Statement comments. During the course of this presentation, the company will be making forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and those actual results or developments may materially differ from those projected in the forward-looking statements. VAALCO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not place undue reliance on forward-looking statements.

I should note that VAALCO and TransGlobe prepare their reserves information under different legal regimes which may not be directly comparable.  The proxy statement delivered to VAALCO shareholders will provide pro forma proved reserves numbers of the combined company prepared in accordance with U.S. SEC rules.

These and other risks are described in the press release we issued this morning and in the presentation posted on our website.  In particular, note that if you are in the U.K., you should only access the podcast if you are: (1) a “qualified investor” within the meaning of section 86(7) of FSMA purchasing as principal or in circumstances under section 86(2) of FSMA; and (2) have professional experience in matters relating to investments and who fall within the category of persons set out in Article 19 of the Financial Services and Markets Act 2000 Order 2005 as amended or are high net worth companies within the meaning set out in Article 49 of the Order; or (iii) are otherwise permitted to access the podcast.

With that I will turn it over to George.

George W.M. Maxwell, Chief Executive Officer:

Thank you, Al. Welcome everyone, we appreciate you joining us today as we provide additional information and insight on the transformational and highly accretive combination of VAALCO Energy and TransGlobe Energy.

Before I review the updated presentation, I would like to discuss our recent press release. This morning we announced that VAALCO’s board has approved a share buyback program of up to $30 million. This will come into effect subject to the combination transaction being completed and we will provide additional details at that time. This is in addition to the $28 million annually that we have already targeted for shareholder dividends, payable on a quarterly basis, with the first payment to be made in the first quarter post-closing.

We are building a stronger company with enhanced scale and diversification and a stronger combined balance sheet which should enable increased shareholder returns than would otherwise be possible on a standalone basis.

VAALCO has announced new costless collars that were put in place for the fourth quarter of 2022. These hedges were costless and have a weighted average floor price of $70 per barrel and a weighted average ceiling price of $122 per barrel, providing downside protection but allowing us to participate in the strong oil prices we have seen this year. Ron will go into more detail about our hedges and future hedging strategy later in the discussion.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

And turning to the presentation. We are proceeding with preparing our proxy materials to provide more information to both our shareholders and for TransGlobe shareholders, but we wanted to give additional details now to further demonstrate how this transaction benefits both sets of shareholders. As we said before, this all-share transaction brings together two strong companies that share similar corporate cultures focused on adding and returning value to shareholders, financial discipline, operational excellence and long-term stability. Based on the expected strength of the combined company and its ability to further enhance shareholder returns than either could separately, both boards unanimously approved the transaction.

We believe that the updated presentation we are discussing today reflects our strong belief that this transaction is mutually beneficial for the broader stakeholders of both companies. By building additional size and scale, we will be able to generate significantly more Adjusted EBITDA and we fully expect our stock to trade at higher cash flow multiples that are more in line with larger E&Ps. We will also be able to more efficiently return enhanced value to our shareholders through dividends and buybacks while delivering long-term accretive growth.

Starting with Slide 2, here we summarize the terms, timetables and composition of the board and management. I will stay on as Chief Executive Officer and Ron will stay on as Chief Financial Officer. Randy Neely, TransGlobe’s Chief Executive Officer, and other members of senior management will remain with us for a 3 to 6 month transition period while we integrate their technical and operational teams into VAALCO. We plan to remain listed on the New York Stock Exchange and the London Stock Exchange but delist from AIM, TSX and Nasdaq which are part of the cost saving synergies that Ron will discuss. We are working diligently with a view to closing the transaction in 2022 so that we can start to increase returns to our combined shareholders, capture synergies and maximize the potential of this larger asset base as soon as is reasonably possible.

On Slide 3 you can see the benefits of this transaction that essentially doubles our production, triples reserves and provides a strong, diversified asset base with significant cash flow generation ability. I will discuss many of these benefits in more detail in later slides. Our expected combined company’s robust balance sheet gave us the confidence to announce a target annualized dividend of $28 million (an annualized target of approximately $0.25 per share, to be paid quarterly with the first payment to be made in the first quarter post-completion), almost double VAALCO’s current dividend, and proposed share buyback program of up to $30 million that is equivalent to up to $0.27 per share. I do not believe either company could do this on a standalone basis. In summary, the combination of high quality assets, experienced technical teams with a shared commitment to operational excellence, and significant financial strength will create a world-class African focused E&P that can support enhanced shareholder returns and sustainable growth.

On Slide 4 you can see our expanded operational footprint and the merits of being a more diversified company, which reduces risks and expands optionality. We have shown our ability to grow organically through our projects in Gabon and we have the opportunity in Equatorial Guinea to develop a discovery with additional upside. Now, we will also have strong, free cash flow producing assets in Egypt and Canada that will help to fund our expanded shareholder returns and robust set of organic opportunities.

On Slide 5 you can see the strong liquidity that both VAALCO and TransGlobe had at 31st March 2022. On a pro forma basis, our combined company’s cash and RBL availability is over $160 million. This underpins our enhanced net cash positive balance sheet which will set us apart from those of our peers listed on the slide. This also gives us the flexibility to increase shareholder returns through dividend growth, additional share buybacks and potential future special dividends. Additionally, it will allow us to grow organically through drilling and development activities and grow inorganically through additional acquisition opportunities. As a combined company, we will have increased access to inorganic opportunities and we will have a broader range of capital sources to fund these opportunities

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

On Slide 6 we show how we are intending to return value to shareholders in a meaningful manner. As I mentioned earlier, we instituted VAALCO’s first dividend in early 2022 for $0.13 per share annualized, or a total of $8 million per year. Immediately post-closing, we will nearly double our dividend to $0.25 per share annualized, or $28 million per year. We also announced a post-closing share buyback program of up to $30 million (which equates to about $0.27 per share). We have stress-tested our ability to fund both the dividend and the buyback at much lower oil prices than what we are currently realizing. In the future, we will also evaluate supplemental shareholder returns through increased dividends, and buybacks or special dividends. Let me again reiterate, we have the confidence to announce a higher target dividend and share buyback because of the greater size, scale and diversification of the combined company. Our stronger combined balance sheet and ability to generate increased future cash flow is significant compared to either VAALCO or TransGlobe on a standalone and enables increased shareholder returns than would otherwise be possible on a standalone basis.

Slide 7 provides details on the production uplift resulting from the transaction and its impact on a per share basis. The chart at the top shows VAALCO and TransGlobe full year 2022 production guidance on a standalone and combined bases. The combination essentially doubles VAALCO’s and TransGlobe’s expected production. Doubling production from a diversified asset base creates a company with critical mass and supports our ability to generate greater cash flow to return value to shareholders. The lower left chart shows how we have grown production meaningfully at VAALCO since 2020 and the large pro forma increase that we anticipate in 2023 following closing of the transaction. For perspective, VAALCO’s average net production in calendar year 2020 was around 4,850 net realizable interest barrels of oil per day compared to an expected midpoint guidance of 18,350 net realizable interest barrels of oil equivalent per day in 2022 on a combined basis. Since production is a key driver of cash flow, we have shown those same time periods on a per share basis with VAALCO standalone 2020 through 2022 and as a combined company in 2023 post-closing. This reflects meaningful production accretion of 15% per share at the midpoint of production. Our increased production base, stronger combined balance sheet and ability to generate future Adjusted EBITDA is significant compared to either VAALCO or TransGlobe on a standalone basis.

Slide 8 shows the impact and potential of our Adjusted EBITDA as VAALCO on a standalone basis in 2022 as well as in 2023 on a combined basis. Let me make it clear that this is not intended to be guidance and it is based on various pricing scenarios for 2022 and 2023. You can see the growth from 2020 to 2021 and into 2022, but what excited us is the potential for 2023 and beyond as a combined company, especially in a sustained higher priced environment. On a per share basis it is accretive to standalone VAALCO by around $1/share and we have an opportunity to add to our Adjusted EBITDA potential through optimizing our capital allocation and through capturing synergies.

Slide 9 shows you can see how we plan to capture synergies through the combined company that can total up to $30 to $50 million over the next seven years that will meaningfully enhance our future cash flow generation. Within six months of closing, we plan to cancel TransGlobe’s listings from the AIM, TSX and Nasdaq exchanges, reduce overall board and executive positions, consolidate advisors and renegotiate service contracts as a larger company. This will allow us to capture $3 to $5 million in annual savings. This is $21 to $35 million from 2023 to 2030 that would not be captured on a standalone basis. Additionally, within 18 to 24 months post-closing, we have identified additional savings and efficiencies that would allow us to capture another $2 to $4 million in annual savings. This is an additional $10 to $20 million from 2025 to 2030 that would not be captured on a standalone basis. We also have operational synergies centered around expertise and knowledge sharing that should allow us to improve our operational excellence. We have made a lot of progress over the past year at VAALCO driving costs lower, expanding margins and we plan to apply that with vigor to the new combined company.

Slide 10 shows reserves on a similar basis as we showed production. The two charts on the left display proved reserves and 2P reserves for VAALCO and TransGlobe on a standalone and combined bases. I would like to remind you that these reserve numbers are at year end 2021 and we fully expect them to increase year-over-year given our long track record of positive reserve revisions and including the results from the 2022 new wells that were brought online by both companies. The combined company 1P reserve base of 32 million barrels of oil equivalent and 2P reserve base of 51 million barrels of oil equivalent further underpins the ability to build size and scale. As shown in the chart on the upper right, we have grown VAALCO’s proved reserves from 3.2 million barrels of oil to 11 million barrels of oil at year-end 2021, which will further increase nearly 200% with the combined company to 32 million barrels of oil equivalent. This chart shows how we have grown proved reserves per share since 2020. Proved reserves for the combined company reflect significant accretion of 55% per share post-closing pro forma.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

Slide 11 outlines the significant upside we have beyond the reserves I just reviewed on the prior slide. As a larger company with increased production and stability, we will have enhanced cash flow generation to not only increase shareholder returns but fund additional existing organic opportunities in both VAALCO’s and TransGlobe’s portfolios. As a combined company, we will be able to reallocate capital to maximize production, returns and cash flow generation for the expanded portfolio. From a time-value of money perspective, this will allow us to bring value forward from future projects and make it more accessible sooner to our shareholders.

Ron, why don’t you cover the next few slides?

Ronald Y. Bain, Chief Financial Officer:

Thank you, George.

We believe that the combination of two financially strong companies enhances our financial resilience and positions us for enhanced growth and shareholder returns moving forward. We are not just creating a bigger company, we are creating a stronger company and one that is better positioned to succeed.

As you can see on Slide 12, both companies’ share prices have meaningfully outperformed the increase in Brent oil prices over the past 2 years while outperforming peers and the greater market. Additionally, looking at the trading volume, you can see the uptick in June 2022 when VAALCO was added to the Russell 3000. We would expect additional buying by the index funds post-closing to maintain the relative position needed for VAALCO in those funds going forward. The remarkable amount of value created over the past 2 years will be combined into a bigger and financially stronger company capable of delivering sustainable and accretive growth to shareholders. The combined company will become more visible to institutional traders, promoting liquidity and demand and being listed on the New York Stock Exchange and London Stock Exchange allows for growth across multiple investor bases in North America and Europe.

On Slide 13 you can see how the combination should increase the multiple valuation of the combined company compared with each company on a standalone basis. This slide clearly shows the positive impact increasing both companies’ size and scale can have on all shareholders. George and I think this is one of the most important slides in today’s updated deck. Individually both VAALCO and TransGlobe currently trade at a cash flow multiple discount of about 1x compared to larger U.S. and U.K. listed peers. With a combined company and the resulting larger market cap, we expect that the multiple accorded to similarly-sized companies could be realized. Trading at an enterprise volume the last twelve months EBITDA multiple of 3.0x or above would imply a greater than 40% uplift in value to the combined market capitalizations of VAALCO and TransGlobe.

Additionally, we are net cash positive post-closing, unlike some of our peer companies who are shown in the bottom charts who are quite burdened with debt.  This should further set us apart from those peers. A lot of E&P companies are using their free cash flow to pay off debt, but we’ll have the opportunity use that cash to distribute to shareholders while growing production through our organic drilling opportunities and pursuing inorganic opportunities.

You can see why George and I are excited about all the benefits we see in the combination with TransGlobe and the impact it can have on all of our shareholders. As George mentioned we have the opportunity to capture synergies both from a cost standpoint point and an operational one. I assure you that we will conduct a complete combined company analysis post-closing with a view to optimizing the allocation of capital across our expanded portfolio, review all operational and overhead costs, and implement the synergies we have identified thus far. Our overarching goal in that intense review will be to maximize our combined company cash flow capacity and thereby increase cash flow per share. Once that review is complete, we will provide guidance for post-closing periods.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

Before I turn it back to George, I’d like to review Slide 14 where we discuss hedging. We plan to continue to hedge to protect cash flow for our shareholder returns program and capital investment plans and allow for upside participation. In July, we added costless collars for the fourth quarter of 2022 with a floor of $70 and a ceiling of $122 per barrel. This hedge allows us to realize any actual price that occurs between $70 and $122 per barrel, but most importantly it provides us downside protection if the price were to fall below 70 bucks per barrel and allows us to benefit on the upside to122 bucks per barrel. We feel this is a great way to protect our cash flows and we will look to opportunistically add hedges like this moving forward. The slide shows both companies hedge positions, which currently do not extend past the fourth quarter of 2022. I would also like to point out that as long as the credit facilities remain undrawn, no hedging is required by our lenders.

With the combination we’ll have a larger company, but I can assure you that we’ll not lose our strategy of financial and investment discipline. We will maintain our strong balance sheet and continue to focus on shareholder returns through the dividends, buybacks and supplementing it with potential share buybacks and/or special dividends.

With that, I’ll turn it all back over to George.

George W.M. Maxwell, Chief Executive Officer:

Thank you, Ron.

In the asset overview section you can get more details regarding Egypt and Canada as well as some information about Gabon and EG that we have shown in prior presentations. I am not going to cover each slide as we did earlier but I will provide some overall commentary.

Both Gabon and Egypt have similar proved and 2P reserves. Simply adding Egypt essentially doubles our reserves and adds another all-oil African asset with strong, steady production. The wells drilled there are onshore, shallower and thus less expensive and more predictable than at Etame. We will operate both assets and now have onshore and offshore surface technical expertise in Africa enhancing our future business development opportunities.

In Egypt, we will have a reliable and repeatable onshore operation that sends all production to a coastal storage facility where it is stored awaiting periodic liftings. The production is higher gravity oil compared with Gabon and currently cannot be used in Egypt as the refineries cannot process heavier crudes. The heavier crude is valuable on international markets for blending with lighter crudes. Most importantly, we have clear line of sight to payment once the crude is sold and payments are received in U.S. dollars and as offsets to costs incurred in our operations.

On Slide 22, we discuss how a receivable from Egypt is being treated by TransGlobe's management that we did not discuss directly in the joint announcement deck. We also wanted to include PSC terms for both Egypt and Gabon in the presentation, to allow for greater transparency and understanding of each fiscal regime.

TransGlobe’s Canadian operations contain strong free cash flowing assets with stable production and impressive long-life reserves. In Gabon, we have our flagship Etame asset and the provisional award of part of a consortium for offshore blocks adjacent to Etame and Dussafu producing fields. In Equatorial Guinea, we have a discovery where we have created a robust development plan and are in the process of getting it approved by the EG government to move forward with activity on Block P. As a reminder, when that POD is approved by Equatorial Guinea, we will be able to book new 1P reserves that are not currently in VAALCO’s ledger.

The production profiles of these combined company assets fit very well together. You have offshore assets that have higher initial rates paired with long life onshore assets that produce steadily into the future. This should allow us to generate meaningful cash flow over long periods of time to fund organic growth opportunity. We will work hard to identify operating efficiencies across the new combined portfolio through the application of complementary operational and technical skills.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

On Slide 29 we have outlined our preliminary drilling and development plans in each of the four focus areas. We can high grade our organic opportunities and generate cash flow faster to internally fund opportunities. Needless to say, the greater size and ability to generate cash flow has the potential to create substantial additional shareholder value going forward as VAALCO and TransGlobe have done in recent years. In summary, there is a lot to be excited about with this transformational combination.

We believe that by combining these two companies, we should be able to build size, scale and market cap that should allow us to generate meaningful cash flow to fund expanded shareholder dividends, share buybacks and potential supplemental shareholder returns at a rate that would not be achievable on a standalone basis.

We are expanding and diversifying our African-focused assets. This is an all-equity deal and we are taking on no net debt while maintaining a very robust balance sheet with significant cash on hand. It is accretive in many important metrics on both sets of shareholders as we have demonstrated in the presentation. We will have an enhanced portfolio of organic opportunities with a larger production and reserve base to support its development. We will have size and scale to enhance access to a broader set of inorganic opportunities and will continue to actively screen opportunities that meet our strict strategic, financial and operational criteria. Both companies have outstanding teams that we believe will be complementary and continue to help us achieve our strategic vision. Most importantly, we will remain firmly focused on maximizing shareholder return opportunities and operating with the highest regards towards ESG.

In closing, you will have a stronger company with more cash, more cash flow and Adjusted EBITDA, more production, more reserves, and more potential upside. Together we will have an increased ability to unlock that upside potential and increase value per share much more than either of us could achieve on a standalone basis.

We have announced a target of $0.52 per share returned in dividends and buybacks beginning post-closing and also we have described that trading at an EV/LTM EBITDA multiple of 3.39 would imply a 40% uplift in value to the current combined market capitalizations of VAALCO and TransGlobe, which demonstrates the potential for price appreciation based on solely multiple expansion.

To me this is a very compelling case for why this is accretive and that is without me getting into the strategic and operational enhancements. We are very excited for the future of the combined company and it provides the opportunity to expand returning value to shareholders while also growing the value in the underlying business at a rate that neither VAALCO or TransGlobe can provide on a standalone basis.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws and other applicable laws and “forward-looking information” within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements in this communication may include, but are not limited to, statements relating to (i) the proposed arrangement and its expected terms, timing and closing, including receipt of required approvals, if any, satisfaction of other customary closing conditions and expected changes and appointments to the executive team and board of directors; (ii) estimates of pro forma reserves and future drilling, production and sales of crude oil and natural gas; (iii) estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies; (iv) expectations regarding VAALCO’s ability to effectively integrate assets and properties it may acquire as a result of the proposed arrangement into VAALCO’s operations (v) expectations regarding future exploration and the development, growth and potential of VAALCO’s and TransGlobe’s operations, project pipeline and investments, and schedule and anticipated benefits to be derived therefrom; (vi) expectations regarding future investments or divestitures; (vii) expectations of future dividends and returns to stockholders including share buybacks; (viii) expectations of future balance sheet strength and credit ratings including pro forma financial metrics; (ix) expectations of future equity and enterprise value; (x) expectations regarding the listing of  the common stock, par value $0.10 of VAALCO (“VAALCO common stock”) on the New York Stock Exchange and London Stock Exchange; and delisting of TransGlobe shares from Nasdaq, the Toronto Stock Exchange and Alternative Investment Market; (xi) expectations regarding the percentage share of the combined company that are expected to be owned by existing VAALCO stockholders and TransGlobe shareholders; (xii) expectations of future plans, priorities, focus and benefits of the proposed arrangement and the combined company; (xiii) the combined company’s environmental, social and governance related focus and commitments, and the anticipated benefits to be derived therefrom; (xiv) terms of hedging contracts; and (xv) expectations relating to resource potential and the potential to add reserves. Additionally statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements regarding the percentage share of the combined company that are expected to be owned by existing VAALCO stockholders and TransGlobe shareholders have been calculated based on each company’s vested outstanding shares as of the date of the Arrangement Agreement. Dividends of VAALCO beyond the third quarter 2022 have not yet been approved or declared by the board of directors of VAALCO. VAALCO management’s expectations with respect to future dividends, annualized dividends or other returns to stockholders, including share buybacks, are forward-looking statements. Investors are cautioned that such statements with respect to future dividends and share buybacks are non-binding. The declaration and payment of future dividends or the terms of any share buybacks remain at the discretion of the board of directors of VAALCO and will be determined based on VAALCO’s financial results, balance sheet strength, cash and liquidity requirements, future prospects, crude oil and natural gas prices, and other factors deemed relevant by the board of directors of VAALCO. The board of directors of VAALCO reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on VAALCO common stock, the board of directors of VAALCO may revise or terminate the payment level at any time without prior notice. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain stockholder, shareholder, court and regulatory approvals (if any) in connection with the proposed arrangement; the ability to complete the proposed arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the arrangement may not be satisfied or waived; risks relating to any unforeseen liabilities of VAALCO and/or TransGlobe; the tax treatment of the proposed arrangement in the United States and Canada; declines in oil or natural gas prices; the level of success in exploration, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing and costs of exploration and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; the ability to generate cash flows that, along with cash on hand, will be sufficient to support operations and cash requirements; the ability to attract capital or obtain debt financing arrangements; currency exchange rates and regulations; actions by joint venture co-owners; hedging decisions, including whether or not to enter into derivative financial instruments; international, federal and state initiatives relating to the regulation of hydraulic fracturing; failure of assets to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; the ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; the risk that the proposed arrangement may not increase VAALCO’s relevance to investors in the international exploration and production industry, increase capital market access through scale and diversification or provide liquidity benefits for stockholders; and other risks described (i) under the caption “Risk Factors” in VAALCO’s 2021 Annual Report on Form 10-K, filed with the SEC on March 11, 2022; and (ii) in TransGlobe’s 2021 Annual Report on Form 40-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022 or TransGlobe’s annual information form for the year ended December 31, 2021 dated March 17, 2022. Neither VAALCO nor TransGlobe is affirming or adopting any statements or reports attributed to the other (including prior oil and gas reserves information) in this communication or made by the other outside of this communication. More information on potential factors that could affect VAALCO’s or TransGlobe’s financial results will be included in the preliminary and the definitive proxy statements that VAALCO intends to file with the SEC in connection with VAALCO’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the issuance of shares of VAALCO common stock in connection with the proposed arrangement. There may be additional risks that neither VAALCO nor TransGlobe presently knows, or that VAALCO or TransGlobe currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements reflect VAALCO’s and TransGlobe’s expectations, plans or forecasts of future events and views as of the date of this communication. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. No obligation is being undertaken to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022

Important Information About the Proposed Arrangement and Where to Find It

In connection with the proposed arrangement, VAALCO intends to file preliminary and definitive proxy statements with the SEC.  The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of VAALCO as of the record date established for voting on the proposed arrangement and will contain important information about the proposed arrangement and related matters.  Stockholders of VAALCO and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with VAALCO’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the issuance of shares of VAALCO common stock in connection with the proposed arrangement because the proxy statement will contain important information about VAALCO, TransGlobe and the proposed arrangement.  When available, the definitive proxy statement will be mailed to VAALCO’s stockholders as of a record date to be established for voting on the proposed arrangement.  Stockholders will also be able to obtain, without charge, copies of (i) the proxy statement, once available, (ii) the other  filings with the SEC that have been incorporated by reference into the proxy statement and (iii) other filings containing information about VAALCO, TransGlobe and the proposed arrangement, at the SEC’s website at www.sec.gov or by directing a request to: VAALCO Energy, Inc., 9800 Richmond Avenue, Suite 700, Houston, TX 77042, Attention: Secretary, telephone: (713) 623-0801.

Participants in the Proposed Arrangement Solicitation

VAALCO, TransGlobe and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VAALCO’s stockholders in connection with the proposed arrangement.  VAALCO’s stockholders and other interested persons may obtain, without charge, more detailed information (i) regarding the directors and officers of VAALCO in VAALCO’s 2021 Annual Report on Form 10-K filed with the SEC on March 11, 2022, its proxy statement relating to its 2022 Annual Meeting of Stockholders filed with the SEC on April 22, 2022 and other relevant materials filed with the SEC when they become available; and (ii) regarding TransGlobe’s directors and officers in TransGlobe’s 2021 Annual Information Form, which is attached as Exhibit 99.1 to Form 40-F, filed with the SEC on March 17, 2022 and other relevant materials filed with the SEC when they become available.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VAALCO’s stockholders in connection with the proposed arrangement will be set forth in the proxy statement for the proposed arrangement when available.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed arrangement will be included in the proxy statement that VAALCO intends to file with the SEC.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed arrangement.  This document is for information purposes only and shall not constitute a recommendation to participate in the proposed arrangement or to purchase any securities.  This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy, acquire or subscribe for any securities in any jurisdiction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or by means of a prospectus approved by the U.K. Financial Conduct Authority, or an exemption therefrom.

VAALCO Energy, Inc.
Transcript of Podcast
Monday, August 8, 2022